ActiveIncome Contingent Deferred Annuity - III
Issued by
PRUCO LIFE INSURANCE COMPANY
Supplement dated May 22, 2026
to
Prospectus dated May 14, 2026

This Supplement should be read in conjunction with the current Prospectus for your Contract and should be retained for future reference. This Supplement is intended to update certain information in the Prospectus for the Contract you own and is not intended to be a prospectus or offer for any other annuity that you do not own. Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Prospectus.
Special Contract Provisions for Contracts Issued in Certain States:
The following is added to "Appendix A – Special Contract Provisions for Contracts Issued in Certain States":

Jurisdiction	Special Provisions
Idaho, Louisiana and Wyoming
The definitions of Income Withdrawal and Non-Income Withdrawal are replaced with the following:
Income Withdrawal: Any withdrawal taken from the Account that is not designated by you as a Non-Income Withdrawal, or any withdrawal taken after notification to us in Good Order to begin the Income Stage. Once you have taken your first Income Withdrawal from the Account or notified us in Good Order to begin the Income Stage, all further withdrawals will be deemed to be Income Withdrawals.
Non-Income Withdrawal: Any amount taken from the Account prior to the start of the Income Stage that is not designated by you as an Income Withdrawal, or any amount taken prior to notification to us in Good Order to begin the Income Stage and designated as such by you. Once you take a withdrawal that you have not designated as a Non-Income Withdrawal, all future withdrawals will be deemed Income Withdrawals.

Vermont
The definitions of Eligible Account Assets and Income Withdrawal are replaced with the following:
Eligible Account Assets: An investment that we designate as eligible for coverage under this Contract. After the Contract is issued, we may designate additional investments as Eligible Account Assets. Once we designate an investment as an Eligible Account Asset, we, at any time in the future, may determine that such investment is no longer an Eligible Account Asset. Money market holdings are considered to be an Eligible Account Asset. If the Company removes investments, such decision will be based on multiple factors and will be done on a non-discriminatory basis. The multiple factors include, but may not be limited to, material changes to our investment strategy, and concentrated risk exposure to a particular industry. If the Contract Owner is in violation of the Contract’s investment requirements, we will send a notice to the Contract Owner, the Financial Firm and the financial professional within the amount of days shown on the contract schedule.
Income Withdrawal: Any withdrawal taken from the Account that is designated by you as an Income Withdrawal, or any withdrawal taken after notification to us in Good Order to begin the Income Stage. Once you have taken your first Income Withdrawal from the Account or notified us in Good Order to begin the Income Stage, all further withdrawals will be deemed to be Income Withdrawals. If you have inadvertently begun the Income Stage, you must contract us and we will attempt to reclassify the withdrawal if notified within 14 calendar days from the initial classification.

If you have any questions or would like another copy of the current Annuity Prospectus, please call us at 1-888-PRU-2888.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE
ACTINCLPL-2026SUP1